Exhibit 99.1

 Industry Canada

Certificate of Arrangement

Canada Business Corporations Act

DRAXIS HEALTH INC.	357288-9

Name of CBCA corporation(s) involved	Corporation number

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the Canada Business Corporations Act

May 28, 2008
Richard G. Shaw	Date of Arrangement
Director

Industry Canada	FORM 14-1

Canada Business	ARTICLES OF ARRANGEMENT
Corporations Act	(SECTION 192)

1 – Name of the applicant corporation(s)	2 – Corporation No.(s)

DRAXIS HEALTH INC.	357288-9

3 – Name of the corporation(s) the articles of which are amended, if applicable	4 – Corporation No.(s)

N/A

5 – Name of the corporation(s) created by amalgamation, if applicable	6 – Corporation No.(s)

DRAXIS HEALTH INC.	448178-0

7 – Name of the dissolved corporation(s), if applicable	8 – Corporation No.(s)

N/A

9 – Name of other corporations involved, if applicable	10 – Corporation No.(s) or Jurisdiction of Incorporation

DRAXIS SPECIALTY PHARMACEUTICALS INC.	427967-1
4271513 CANADA INC.	427151-3

11 – In accordance with the order approving the arrangement

a. ☐ The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement

The name of	is changed to

b. ☒ The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
See below and attached Schedule A

c. ☐ The above named corporation(s) is (are) liquidated and dissolved in accordance with the attached plan of arrangement

d. ☒ The plan of arrangement attached hereto, involving the above named body(les), corporate is hereby effected

DRAXIS HEALTH INC. (357288-9)
DRAXIS SPECIALTY PHARMACEUTICALS INC. (427967-1)
4271513 CANADA INC. (427151-3)

Signature	Printed Name	12 – Capacity of	13 – Tel. No.

Alida Gualtieri	General Counsel	514-694-8220

MAY 28 2008

SCHEDULE A

 Industry Canada

Canada Business

Corporations Act

1 – Name of the Amalgamated Corporation

DRAXIS HEALTH INC.

2 – The province or territory in Canada where the registered office is to be situated

Quebec

3 – The classes and any maximum number of shares that the corporation is authorized to issue

The annexed Schedule 1 is incorporated in this form

4 – Restrictions, if any, on share transfers

There are no restrictions.

5 – Number (or minimum and maximum number) of directors

Minimum : 1, Maximum : 10

6 – Restrictions, if any, on business the corporation may carry on

There are no restrictions.

7 – Other provisions, if any

The number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the board of directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

8 – The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

☐ 183	☐ 184(1)	☐ 184(2)

9 – Name of the amalgamating corporations	Corporation No.	Signature	Date	Title	Tel. No.
DRAXIS HEALTH INC.	357288-9
DRAXIS SPECIALTY	427967-1
PHARMACEUTICALS INC.
4271513 CANADA INC.	427151-3

FOR DEPARTMENTAL USE ONLY

SCHEDULE 1

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

1.                                       Rights and Privileges: The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)                                  Payment of Dividends: The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or ratably with the holders of the Common Shares, the board of directors may in their sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)                                 Participation upon Liquidation, Dissolution or Winding-Up:  In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)                                  Voting Rights:  The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to 1 vote in respect of each Common Share held at all such meetings.

2.                                       Rights and Privileges: The rights, privileges, restrictions and conditions attaching to the Preferred Shares are as follows:

(a)                                  Series: The Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions the board of directors of the Corporation (the “Board’) may by resolution fix from time to time, before the issue thereof, the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares including, without limiting the generality of the foregoing, any preferential dividends and the dates and places of payment thereof, any redemption and/or purchase prices and the terms and conditions of any redemption and/or purchase, any conversion rights, any purchase fund, any right to receive notice of, attend and vote at meetings or shareholders or other provisions.

(b)                                 Preference: The Preferred Shares shall be entitled to a preference over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(c)                                  No Priority:  The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(d)                                 Redemption: Subject to the provisions relating to any particular series, the Corporation may redeem the whole or any part of the Preferred Shares of any one or more series outstanding from time to time at such price or prices as may be applicable to such series by giving at least thirty (30) days prior notice in writing to each person who at the date of giving such notice is the registered holder of Preferred Shares to be redeemed, of the intention of the Corporation to redeem such shares. Such notice shall be given by posting the same in a postage paid letter addressed to each such holder of Preferred Shares to be redeemed at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation; provided that the accidental failure or omission to give any such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption of the Preferred Shares to be redeemed.  Such notice shall set out the redemption price and the date on which the redemption is to take place and, unless all the Preferred Shares held by the holder to whom it is addressed are to be redeemed, shall also set out the number of shares to be redeemed.  On and after the date specified for redemption the Corporation shall pay or cause to be paid to the holders of Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation, or at any other place or places within Canada or the United States designated by such notice, of the certificate or certificates for Preferred Shares called for redemption.  Such payment shall be made by cheque payable at par at any branch in Canada or the United States of the Corporation’s bankers and any such other places as may be designated by the Corporation.  Preferred Shares in respect of which the redemption price has been paid as aforesaid shall thereupon be redeemed.  In case a part only of the Preferred Shares of any particular series is at any time to be redeemed, the shares to be redeemed shall be selected by lot in such manner as the board shall determine.  If a part only of such Preferred Shares represented by any

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certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.  From and after the date specified for redemption in any such notice, the Preferred Shares called for redemption shall cease to be entitled to exercise any of the rights of shareholders in respect thereof except to receive the redemption price therefor, unless payment of the redemption price shall not be duly made by the Corporation upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected.  At any time after notice or redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada or the United States named for such purpose in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively without interest upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same.  Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Preferred Shares in respect whereof such deposit shall have been made shall be and be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against surrender of the said certificates held by them respectively.  Any interest allowed on any such deposit shall belong to the Corporation.

(e)                                  Participation upon Liquidation, Dissolution or Winding-Up:  In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares shall be entitled to payment of an amount equal to the amount paid up on such shares, in the case of any liquidation, dissolution, winding-up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together, in all cases, with all unpaid dividends accrued thereon (which shall for such purpose be treated as accruing up to the date of distribution), the whole before any amount shall be paid or any assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares.  Upon payment to the holders of the Preferred Shares of the amount payable to them, they shall not be entitled to share in any further distribution of assets of the Corporation.

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PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“2006 Stock Option Plan” means the stock option plan of DRAXIS approved by DRAXIS Shareholders on May 18, 2006 and amended on May 17, 2007;

“427 Canco” means 4271513 Canada Inc.;

“Applicable Law” means, with respect to any person or property, any domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or property, as amended;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of DRAXIS and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the amended and restated arrangement agreement dated as of April 24, 2008 between the Purchaser and DRAXIS, together with the schedules, appendices and the Disclosure Letter thereto, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the DRAXIS Meeting;

“Articles of Arrangement” means the articles of arrangement of DRAXIS in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made by the Court, which shall be in a form and content satisfactory to DRAXIS and the Purchaser, each acting reasonably;

“business day” means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Montréal, Québec, Canada; Toronto, Ontario, Canada; New York, New York, United States of America or Delhi, India;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time (or such other corporate statute that is DRAXIS’ governing corporate statute at the relevant time);

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“CM Business” means all of the assets, liabilities, undertaking and enterprise of DSPI relating to its contract manufacturing business.

“CM Business Transfer Agreement” means the asset transfer agreement pursuant to which DSPI will transfer the CM Business to DP Partnership;

“Code” means the United States Internal Revenue Code of 1986;

“Consideration” means the amount of $6.00 in cash per DRAXIS Share less the amount of any dividend or distribution paid in respect of each DRAXIS Share from April 4, 2008 to the Effective Time;

“Court” means the Québec Superior Court;

“Deferred Share Unit Plan” means the deferred share unit plan for senior management employees of DRAXIS;

“Depositary” means Computershare Investor Services Inc.;

“DHI Amalco” means the corporation continuing from the amalgamation of DRAXIS, DSPI and 427 Canco pursuant to Step 2.3(f) of the Arrangement.

“DHI Amalco Share” means a common share in the capital of DHI Amalco;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Disclosure Letter” means the disclosure letter dated April 4, 2008 executed and delivered by DRAXIS in connection with the execution of the Arrangement Agreement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” means a holder of DRAXIS Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of DRAXIS Shares in respect of which Dissents Rights are validly exercised by such holder;

“DP Partnership” means a general partnership, the partners of which are DSPI and a wholly-owned subsidiary of DSPI;

“Draximage Rights Transfer Agreement” means the asset transfer agreement pursuant to which DHI Amalco will transfer certain intellectual property and other rights to DI Partnership;

“DRAXIS” means DRAXIS Health Inc., a corporation existing under the laws of Canada;

“DRAXIS Board” means the board of directors of DRAXIS as the same is constituted from time to time;

“DRAXIS Circular” means the notice of the DRAXIS Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the DRAXIS Shareholders in connection with the DRAXIS Meeting, as amended, supplemented or otherwise modified from time to time;

“DRAXIS Meeting” means the special meeting of DRAXIS Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“DRAXIS Option” means an option to purchase DRAXIS Shares granted under any of the DRAXIS Stock Option Plans;

“DRAXIS Shareholders” means the holders of DRAXIS Shares;

“DRAXIS Shares” means the common shares in the capital of DRAXIS, as currently constituted and, after the transaction described in Section 2.3(f) means the DHI Amalco Shares;

“DRAXIS Stock Option Plans” means the Stock Option Plan and the 2006 Stock Option Plan;

“DSPI” means DRAXIS Specialty Pharmaceuticals Inc.;

“DSUs” means deferred share units granted to members of senior management of DRAXIS pursuant to the Deferred Share Unit Plan and as set forth in Schedule 3.1(f) to the Disclosure Letter;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“Exchanges” means the Toronto Stock Exchange and the NASDAQ Global Select Market, and “Exchange” means any one of them;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both DRAXIS and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both DRAXIS and the Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means any:

(a)                                  multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(b)                                 self-regulatory organization or stock exchange;

(c)                                  any subdivision, agent, commission, board, or authority of any of the foregoing;

(d)                                 any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or

(e)                                  any stock exchange, including the Exchanges;

“holders” means:

(a)                                  when used in reference to DRAXIS Shares, except where the context otherwise requires, the holders of DRAXIS Shares shown from time to time in the registers maintained by or on behalf of DRAXIS in respect of DRAXIS Shares; and

(b)                                 when used in reference to the DRAXIS Options or DSUs, the holders of DRAXIS Options or DSUs shown from time to time in the registers or accounts maintained by or on behalf of DRAXIS in respect of the DRAXIS Stock Option Plans or the Deferred Share Unit Plan;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the DRAXIS Meeting, as the same may be amended by the Court with the consent of DRAXIS and the Purchaser, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal forwarded by DRAXIS to DRAXIS Shareholders in connection with the Arrangement, in the form accompanying the DRAXIS Circular;

“Liens” means any hypothecs, mortgages, liens, charges, security interests, encumbrances and adverse rights or claims;

“Option Consideration” means a cash amount equal to the excess, if any, of (i) the product of the number of DRAXIS Shares underlying the particular DRAXIS Option and the Consideration over (ii) the aggregate exercise price payable under such DRAXIS Option by the holder to acquire the DRAXIS Shares underlying such DRAXIS Option (or if the exercise price of such DRAXIS Option under the terms of such DRAXIS Option is expressed in Canadian currency, the U.S. dollar equivalent of such exercise price determined by using the U.S. Dollar/Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the Business Day prior to the Effective Date);

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of DRAXIS and the Purchaser, each acting reasonably;

“Purchaser” means Jubilant Acquisition Inc.;

“Stock Option Plan” means the stock option plan of DRAXIS approved by DRAXIS Shareholders on February 3, 1988 and amended on June 27, 2001 and May 17, 2007;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary; and

“Tax Act” means the Income Tax Act (Canada).

1.2                               Certain Rules of Interpretation

In this Agreement:

(a)                                  Currency - Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

(b)                                 Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c)                                  Including - Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

(d)                                 Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(e)                                  Statutory References - A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

(f)                                    Date of Any Action - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(g)                                 Time – Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal is local time (Montréal, Québec, Canada) unless otherwise stipulated herein or therein.

ARTICLE 2
ARRANGEMENT

2.1                               Plan of Arrangement

This Plan of Arrangement constitutes an arrangement as referred to in Section 192 of the CBCA and is made pursuant to, and is subject to, the provisions of the Arrangement Agreement.

2.2                               Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on:

(a)           DRAXIS and all of its subsidiaries;

(b)           the Purchaser;

(c)                                  all holders and all beneficial owners of DRAXIS Shares, DRAXIS Options and DSUs, at and after, the Effective Time without any further act or formality required on the part of any person, except as expressly provided herein.

2.3                               Arrangement

The following shall occur and shall be deemed to occur in the following order without any further authorization, act or formality:

(a)                                  at the Effective Time, notwithstanding any vesting provisions to which a DRAXIS Option might otherwise be subject (whether by contract, the conditions of a grant, Applicable Law or the terms of the DRAXIS Stock Option Plans):

(i)            each DRAXIS Option issued and outstanding at the time referred to in this Section 2.3(a) shall, without any further action by or on behalf of any holder of such DRAXIS Option, be deemed to be fully vested and transferred by the holder thereof to DRAXIS (free and clear of any Liens) and cancelled in exchange for a cash amount equal to the Option Consideration;

(ii)           with respect to each DRAXIS Option, the holder thereof will cease to be the holder of such DRAXIS Option, will cease to have any rights as a holder in respect of such DRAXIS Option or under the DRAXIS Stock Option Plans, such holder’s name shall be removed from the register of DRAXIS Options, and all option agreements, grants and similar instruments relating thereto shall be cancelled; and

(iii)          the DRAXIS Stock Option Plans shall be terminated;

(b)                                 at 5 minutes following the Effective Time, notwithstanding any vesting provisions to which a DSU might otherwise be subject (whether by contract, the conditions of a grant, Applicable Law or the terms of the Deferred Share Unit Plan):

(i)            each DSU issued and outstanding at the time referred to in this Section 2.3(b) shall, without any further action by or on behalf of any holder of such DSU, be deemed to be fully vested and transferred by the holder thereof to DRAXIS (free and clear of all Liens) and cancelled in exchange for a cash amount equal to the Consideration;

(ii)           with respect to each DSU, the holder thereof will cease to be the holder of such DSU, will cease to have any rights as a holder in respect of such DSU or under the Deferred Share Unit Plan, such holder’s name shall be removed from the register of DSUs, and all agreements, grants and similar instruments relating thereto shall be cancelled;

(iii)                               the Deferred Share Unit Plan shall be terminated;

(c)                                  at 10 minutes following the Effective Time, DSPI will make a payment to DRAXIS to reimburse DRAXIS for the payments made by DRAXIS pursuant to Section 2.3(a)(i) to the holders of DRAXIS Options that are employees of DSPI;

(d)                                 at 15 minutes following the Effective Time, DSPI will transfer the CM Business to DP Partnership pursuant to the CM Business Transfer Agreement;

(e)                                  at 20 minutes following the Effective Time, each of DSPI and 427 Canco will reduce the stated capital accounts maintained in respect of each class of shares of each of DSPI and 427 Canco to $1, respectively, without any distribution of  assets or property therefor;

(f)                                    at 25 minutes following the Effective Time, DRAXIS, DSPI and 427 Canco will Amalgamate to form DHI Amalco with the same effect as if Section 186 of the CBCA were applicable to the amalgamation, and in connection with the amalgamation:

(i)            each DRAXIS Share will be converted into one DHI Amalco Share;

(ii)           each outstanding share of DSPI and 427 Canco will be cancelled without any repayment of capital with respect thereto;

(iii)          DHI Amalco will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and quasi-criminal suits, and debts (except those owing between such amalgamating entities) of each of DRAXIS, DSPI and 427 Canco and all contracts of each of DRAXIS, DSPI and 427 Canco will become those of DHI Amalco;

(iv)          a conviction against, or ruling, order or judgment in favour or against DRAXIS, DSPI or 427 Canco may be enforced by or against DHI Amalco;

(v)          the Articles of Arrangement will be deemed to be the articles of incorporation of DHI Amalco and the certificate issued by the Director will be deemed to be the certificate of incorporation of DHI Amalco;

(vi)         the name of DHI Amalco shall be “DRAXIS Health Inc.”;

(vii)        the registered office of DHI Amalco shall be in the City of Montréal in the Province of Québec;

(viii)       there shall be no restrictions on the business which DHI Amalco is authorized to carry on or on the powers DHI Amalco may exercise;

(ix)          the authorized capital of DHI Amalco shall consist of an unlimited number of common shares and an unlimited number of  preferred  shares, issuable in series;

(x)           the rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as set forth in the articles of amalgamation of DRAXIS in effect immediately prior to the Effective Date;

(xi)          the number of directors of DHI Amalco shall be such number, not less than one (1) and not more than ten (10), as the board of directors of DHI Amalco may from time to time determine;

(xii)         the directors of DHI Amalco may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of DHI Amalco, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of DHI Amalco;

(xiii)        the initial directors of DHI Amalco shall be those persons that are directors of DRAXIS immediately prior to the Effective Date; and

(xiv)        the by-laws of DHI Amalco shall be the by-laws of DRAXIS immediately prior to the Effective Date until repealed, amended, altered or added to;

(g)                                 at 27 minutes following the Effective Time, DHI Amalco will transfer certain intellectual property and other rights to DI Partnership pursuant to the Draximage Rights Transfer Agreement;

(h)                                 at 30 minutes following the Effective Time:

(i)            all DRAXIS Shares held by the Dissenting Shareholders in respect of which such Dissenting Shareholders have exercised Dissent Rights and have not withdrawn their notice of dissent will be deemed to have been transferred to the Purchaser and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their DRAXIS Shares as set out in Article 3;

(ii)           each DRAXIS Share held by a DRAXIS Shareholder (other than a Dissenting Shareholder described in Section 2.3(h)(i)) immediately prior to the time referred to in this Section 2.3(h) shall be transferred by the holder thereof to the Purchaser (free and clear of any Liens) in exchange for a cash amount equal to the Consideration and the name of such holder will be removed from the register of holders of DRAXIS Shares, and the Purchaser will be recorded as the registered holder of such DRAXIS Share and will be deemed to be the legal and beneficial owner of such DRAXIS Share free of any Liens, and the former holder and beneficial holder of such DRAXIS Shares will cease to have any rights as a shareholder in respect of such DRAXIS Shares and any other securities of DRAXIS, DHI Amalco or its subsidiaries; and

(iii)          all of the directors of DHI Amalco shall resign, the number of the directors of DHI Amalco shall be fixed at four and Shyam Sundar Bhartia, Hari Shankar Bhartia, R. Sankaraiah and Shahir Guindi shall be the directors of DHI Amalco to hold office until the next annual meeting of DHI Amalco or until their successors are elected or appointed;

provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.

2.4                               Adjustments to Consideration

The Consideration payable with respect to each DRAXIS Share transferred pursuant to Section 2.3(h), each DRAXIS Option terminated and cancelled pursuant to Section 2.3(a) and each DSU terminated and cancelled pursuant to Section 2.3(b) will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into DRAXIS Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to DRAXIS Shares effected in accordance with the terms of the Arrangement Agreement occurring after April 4, 2008 and prior to the Effective Time.

ARTICLE 3
RIGHTS OF DISSENT

3.1                               Rights of Dissent

Holders of DRAXIS Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 190 of the CBCA and this Section 3.1 (the “Dissent Rights”) in connection with the Arrangement as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by DRAXIS not later than 5:00 p.m. (Toronto time) on the business day preceding the DRAXIS Meeting. Holders of DRAXIS Shares who duly exercise such rights of dissent and who:

(a)           are ultimately determined to be entitled to be paid fair value for their DRAXIS Shares, and who are paid such fair value, shall be deemed to have transferred such DRAXIS Shares as of the time referred to in Section 2.3(h), without any further act or formality and free and clear of all Liens, claims and encumbrances, to Purchaser; or

(b)                                 are ultimately determined not to be entitled, for any reason, to be paid fair value for their DRAXIS Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holders of DRAXIS Shares.

In no circumstances shall DRAXIS, the Purchaser, the Depositary or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those DRAXIS Shares in respect of which such rights are sought to be exercised.  For greater certainty, in no case shall DRAXIS, the Purchaser, the Depositary or any other person be required to recognize Dissenting Shareholders as holders of DRAXIS Shares after the time referred to in Section 2.3(h), and the names of such Dissenting Shareholders shall be deleted from the register of Shareholders at the time referred to in Section 2.3(h).

3.2                               Dissent Right Availability

A holder is not entitled to exercise Dissent Rights with respect to such DRAXIS Shares if such shareholder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) in favour of the Arrangement Resolution.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1                               Payment of Consideration

(a)                                  Following receipt of the Final Order and prior to the filing of the Articles of Arrangement with the Director in accordance with the terms of the Arrangement Agreement, the Purchaser shall deposit for the benefit of holders of DRAXIS Shares, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement, with the amount per DRAXIS Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose. The cash deposited with the Depositary shall be held in an interest bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the time described in Section 2.3(h) represented outstanding DRAXIS Shares that were exchanged for DHI Amalco Shares and were transferred pursuant to Section 2.3(h), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of DRAXIS Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such DRAXIS Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)                                  As soon as practicable following the Effective Date, DHI Amalco (or its successor) shall deliver, on behalf of DRAXIS (or its successor), to each holder of DRAXIS

Options and DSUs as reflected on the register maintained by or on behalf of DRAXIS in respect of DRAXIS Options and DSUs, a cheque representing the cash payment, if any, which such holder of DRAXIS Options and DSUs is entitled to receive pursuant to Sections 2.3(a) and 2.3(b), less any amounts required to be withheld pursuant to Section 4.3.

(d)                                 Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the time described in Section 2.3(h)(i) represented DRAXIS Shares shall be deemed after the time described in Section 2.3(h) to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing DRAXIS Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of DRAXIS Shares of any kind or nature against or in DRAXIS or the Purchaser (or any successor). On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or any successor.

(e)                                  Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for DRAXIS Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or any successor, for no consideration.

(f)                                    No holder of DRAXIS Shares, DRAXIS Options or DSUs shall be entitled to receive any consideration with respect to such DRAXIS Shares, DRAXIS Options or DSUs other than any cash payment to which such holder is entitled to receive in accordance with Sections 2.3 and 4.1 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

4.2                               Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding DRAXIS Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to DRAXIS, the Purchaser, the Depositary and any successor in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and DRAXIS in a manner satisfactory to the Purchaser and DRAXIS, against any claim that may be made against the Purchaser and DRAXIS with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3                               Withholding Rights

DRAXIS, the Purchaser, the Depositary and any successor shall be entitled to deduct and withhold from any consideration otherwise payable to any holders of DRAXIS Shares, DRAXIS Options and DSUs under this Plan of Arrangement (including any payment to Dissenting Shareholders), such amounts as DRAXIS, the Purchaser, the Depositary and any successor is required to deduct and withhold with respect to such payment under the Tax Act, the Code and the rules and regulations promulgated thereunder, or any provision of federal, provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be timely remitted by the party undertaking the withholding and shall be treated for all purposes hereof as having been paid to the holder of the DRAXIS Shares, DRAXIS Options or DSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1                               Amendments to Plan of Arrangement

(a)                                  DRAXIS may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must:

(i)                                     be set out in writing;

(ii)                                  be approved by the Purchaser;

(iii)                               filed with the Court and, if made following the Meeting, approved by the Court; and

(iv)                              communicated to DRAXIS Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by DRAXIS at any time prior to the Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if:

(i)            it is consented to by each of DRAXIS and the Purchaser (in each case, acting reasonably); and

(ii)           if required by the Court, it is consented to by DRAXIS Shareholders voting in the manner directed by the Court.

ARTICLE 6
FURTHER ASSURANCES

6.1                               Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

6.2                               Paramountcy

From and after the Effective Time:

(a)                                  this Plan of Arrangement shall take precedence and priority over any and all rights related to DRAXIS Shares, DRAXIS Options and DSUs issued prior to the Effective Time;

(b)                                 the rights and obligations of the holders of DRAXIS Shares, DRAXIS Options or DSUs and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)                                  all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to DRAXIS Shares, DRAXIS Options or DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.